Exhibit 4.21

Clarification Letter

To: Arts Consulting Limited, Zhang Jun and Deng Rui

Whereas, a consent letter (the “Consent Letter”) with respect to the equity transfer agreement (the “Equity Transfer Agreement”) entered into by and among ATA Creativity Global (“AACG”), Arts Consulting Limited, ACG International Group Limited, Beijing Huanqiuyimeng Education Consultation Corp., Zhang Jun and Deng Rui, has been executed by Arts Consulting Limited, Zhang Jun and Deng Rui on August 6, 2019 (the “Consent Letter Date”)

Whereas, pursuant to the terms of the Consent Letter, Zhang Jun and Deng Rui agreed to be employed by AACG or its affiliated parties for three (3) years from the Closing Date (as defined in the Equity Transfer Agreement), and the violation of such undertaking will result in the liability of breach of contract, as well as trigger the arrangement of shares return and other relevant arrangement under the Consent Letter.

ATA Creativity Global hereby clarifies that, in case Zhang Jun and/or Deng Rui violate the above undertaking, the related arrangement of above shares return shall not be triggered retroactively from the Consent Letter Date, but the other terms of the Consent Letter shall remain in effect and valid.

ATA Creativity Global

Signed /s/Ma Xiaofeng

December 30, 2019